Mail Stop 3720

October 27, 2006

Mr. Doron Zinger
Chief Executive Officer
RiT Technologies Ltd.
24 Raoul Wallenberg Street
Tel Aviv 69719
Israel

      Re: **RiT Technologies Ltd.**
              Form 20-F for Fiscal Year Ended December 31, 2005
              Filed March 30, 2006
              File No. 0-29360

Dear Mr. Zinger:

     We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Larry Spirgel
                              Assistant Director